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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        Omega Healthcare Investors, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)


                                    681936100
                       -----------------------------------
                                 (CUSIP Number)

                              William T. Cavanaugh
                             Explorer Holdings, L.P.
                                2200 Ross Avenue
                                 Suite 4200 West
                               Dallas, Texas 75201
                                 (214) 220-4921
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 17, 2001
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             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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      This amendment amends and supplements the information set forth in the
Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001 (as amended, the "Statement"). In addition to the Item specified below, each other Item of the Statement to which the information set forth below is relevant is amended thereby.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and supplemented by adding thereto the following:

      In light of the Company's previously disclosed failure to comply with certain financial covenants under its bank credit facilities and the Company's need to repay approximately $113 million in debt maturing during the first six months in 2002, the Reporting Persons are presently in discussions with the Company regarding possible ways to resolve the covenant defaults and address liquidity issues that may exist relating to the 2002 debt maturities, which could include a possible equity investment by the Reporting Persons. There can be no assurance that any investment will be made or the timing or terms of such a transaction, but the terms could include modifications to the terms of the Stockholders Agreement, Registration Rights Agreement and other agreements among the Company and the Reporting Persons.

                                Page 2 of 3 Pages

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                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 20, 2001     EXPLORER HOLDINGS, L.P.


                              By:  Explorer Holdings GenPar, LLC,
                                    its General Partner


                                    By: /s/ William T. Cavanaugh, Jr.
                                        -----------------------------
                                          William T. Cavanaugh, Jr.
                                          Authorized Officer


                              EXPLORER HOLDINGS GENPAR, LLC


                              By: /s/ William T. Cavanaugh, Jr.
                                  -----------------------------
                                    William T. Cavanaugh, Jr.
                                    Authorized Officer


                              HAMPSTEAD INVESTMENT PARTNERS III, L.P.


                              By:   Hampstead Investment Partners III
                                    GenPar, L.P., its General Partner

                                    By:  Hampstead GenPar III, LLC,
                                         its General Partner


                                         By:  /s/ William T. Cavanaugh, Jr.
                                              -----------------------------
                                              William T. Cavanaugh, Jr.
                                              Authorized Officer

                              /s/ William T. Cavanaugh, Jr.*
                              ------------------------------
                              Donald J. McNamara

                              /s/ William T. Cavanaugh, Jr.*
                              ------------------------------
                              Daniel A. Decker


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* Pursuant to Power of Attorney previously filed.



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